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Exhibit (a)(1)(D)

CENTRAL PACIFIC FINANCIAL CORP.

OFFER TO PURCHASE FOR CASH

OF UP TO $68,800,000 IN VALUE OF SHARES OF ITS COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

AT A PURCHASE PRICE NOT GREATER THAN $21.00 PER SHARE

NOR LESS THAN $18.50 PER SHARE

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 21, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

 February 21, 2014

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been appointed by Central Pacific Financial Corp., a Hawaii corporation ("Central Pacific" or the "Company"), to act as Dealer Manager in connection with the Company's offer to purchase for cash up to $68,800,000 in value of shares of its common stock, no par value per share (the "Shares"), together with the associated rights to purchase the Junior Participating Preferred Stock, Series C, issued pursuant to the Tax Benefits Preservation Plan, dated as of November 23, 2010, as amended, between the Company and Wells Fargo Bank, National Association, as rights agent, at a price not greater than $21.00 nor less than $18.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated February 21, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be supplemented or amended from time to time, constitute the "Offer"). Unless the context requires otherwise, all references to Shares shall refer to the shares of common stock, no par value per share, of Central Pacific. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Central Pacific will determine a single price per Share (the "Purchase Price"), which will be not greater than $21.00 nor less than $18.50 per Share, that Central Pacific will pay, subject to "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering shareholders. The Purchase Price will be the lowest price per Share (in increments of $0.10) of not greater than $21.00 nor less than $18.50 per share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $68,800,000. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate value in excess of $68,800,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at Central Pacific's expense promptly after the Expiration Date.

        The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer, however, is subject to other conditions. Our obligation to accept and pay for Shares properly tendered and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of these conditions.

        On February 20, 2014, the Company entered into repurchase agreements (the "Repurchase Agreements") with each of Carlyle Financial Services Harbor, L.P. ("Carlyle") and ACMO-CPF, L.L.C.

("Anchorage" and together with Carlyle, the "Lead Investors"), each of whom is the owner of 9,463,095 Shares (representing 22.5% of the outstanding Shares or 44.9% in the aggregate), pursuant to which the Company agreed to purchase up to $28,100,000 of Shares from each of the Lead Investors (or an aggregate of $56,200,000 of Shares) at the Purchase Price (the "Share Repurchases"). The Share Repurchases are scheduled to close on the eleventh business day following the expiration of the Offer. To the extent that the Offer is not fully subscribed, the $28,100,000 of Shares to be repurchased under the Repurchase Agreements will be proportionately reduced. In addition, each Lead Investor may tender additional Shares in the Offer, although neither Lead Investor has indicated to what extent such Lead Investor intends to do so. The Share Repurchases contemplated by the Repurchase Agreements are conditioned upon, among other matters, the Company purchasing Shares in the Offer in accordance with the Offer to Purchase.

        If the Offer is fully subscribed, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of $125 million of Shares in the aggregate. If the Offer is fully subscribed at a Purchase Price of $21.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of 5,952,380 Shares, which would represent approximately 14.1% of our issued and outstanding Shares as of February 14, 2014. If the Offer is fully subscribed at a Purchase Price of $18.50, the minimum Purchase Price pursuant to the Offer, the completion of the Offer and the Share Repurchases will result in the repurchase by Central Pacific of 6,756,755 Shares in the aggregate, which would represent approximately 16.0% of our issued and outstanding Shares as of February 14, 2014.

        As described in the Offer to Purchase, if more than an aggregate value of $68,800,000 of Shares (or such greater amount as Central Pacific may elect to purchase, subject to applicable law), are properly tendered and not properly withdrawn, Central Pacific will purchase Shares in the following order of priority:

          First, Central Pacific will purchase all Odd Lots of less than 100 Shares from shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference);

          Second, after purchasing all the Odd Lots that were properly tendered, Central Pacific will purchase Shares from all other shareholders who properly tender Shares and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Central Pacific has acquired Shares having an aggregate purchase value of $68,800,000 (or such greater amount as Central Pacific may elect to purchase, subject to applicable law); and

          Third, only if necessary to permit Central Pacific to purchase Shares having an aggregate value of $68,800,000 (or such greater amount as we may elect to purchase, subject to applicable law), Central Pacific will purchase Shares from shareholders who have properly tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

        For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase dated February 21, 2014;

          2.     The Letter of Transmittal (including guidelines on "What Number to Give the Depository" on IRS Form W-9) for your use and for the information of your clients, together with the accompanying IRS Form W-9;

          3.     The Notice of Guaranteed Delivery to be used to accept the Offer and tender Shares pursuant to the Offer if the procedure for book-entry transfer cannot be completed by the Expiration Date or if all other required documents cannot be delivered to the Depositary by the Expiration Date; and

          4.     A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients' instructions with regard to the Offer.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on March 21, 2014, unless the Offer is extended.

        For Shares to be tendered properly pursuant to the Offer:

          1.     the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or (in the case of book-entry transfer) an "Agent's Message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary; or

          2.     the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

        Central Pacific will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, are urged to consult their nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary. Central Pacific will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Central Pacific, the Information Agent or the Depositary for purposes of the Offer. Central Pacific will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the Offer to Purchase.

        Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to D.F. King & Co., Inc., as Information Agent, toll free at (800) 659-6590 (banks and brokers may call collect at (212) 269-5550).

Very truly yours,
Sandler O'Neill & Partners, L.P.

        NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF CENTRAL PACIFIC, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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  Exhibit (a)(1)(D)
  February 21, 2014